[This information was placed on the Ameritrade Holding Corporation web site after announcement of the merger agreement with Datek Online Holdings Corp.]	Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

Ameritrade

DATEK

Setting the Standard in Online Brokerage

April 8, 2002

April 8, 2002 Setting the Standard in Online Brokerage

SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.

Safe Harbor Statements

This presentation contains forward-looking statements regarding future events or the future performance of the Company. Various factors could cause actual results to differ materially from those anticipated. Viewers of the presentation are advised to review the documents filed by the Company with the Securities and Exchange Commission, including the most recent Forms 10-K and 10-Q for descriptions of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Landmark Merger

Combines highly complementary franchises
Best in class products and services
Establishes leading online broker
#1 in trades per day
#1 in client account growth over last 12 months
More than double nearest competitor
Lowest cost producer in industry
Less than half nearest competitor
#1 in operating margin
More than double nearest competitor
Significantly accretive to earnings and cash flow
Estimated $100 million minimum after-tax synergies
Significant upside advantage when market volumes increase

Summary Transaction Terms

Structure:	Tax-free Merger/Reorganization: Stock-for Stock Transaction Single Class of Stock: Ameritrade Common
Pro Forma Ownership:	50% Ameritrade/50% Datek
Transaction Value:	$1.3 billion* (based on Ameritrade closing price of $6.30)
Management:	• Chief Executive Officer: Joe Moglia • Chief Financial Officer: J. Randy MacDonald • President, Private Client Division J. Peter Ricketts
Board:	• Chairman: J. Joe Ricketts • 3 Ameritrade representatives • 3 Datek representatives • 3 independent representatives
Approvals:	HSR, NASD, Shareholder
Timing:	Expected closing within 90 days

*Net of $100 million of tangible equity acquired

Ameritrade™ DATEK

3

Summary Transaction Terms

Pro Forma Ownership:

50% Ameritrade/50% Datek

Board:

Chairman: J. Joe Ricketts
3 Ameritrade representatives
3 Datek representatives
3 independent representatives

Joe Moglia
J. Randy MacDonald
J. Peter Ricketts

Structure:

Tax-free Merger/Reorganization: Stock-for Stock Transaction
Single Class of Stock: Ameritrade Common

Approvals:

HSR, NASD, Shareholder

Timing:

Expected closing within 90 days

Transaction Value:

$1.3 billion* (based on Ameritrade closing price of $6.30)

*Net of $100 million of tangible equity acquired

Operating and Financial Leader

Accounts  1,829,000 837,000 2,666,000
Trades per day 86,028 78,040 164,068
Annualized trades per account 12 23 16
Client assets ($B) 32 11 43
Client margin loans ($B)  1.3 0.7 2.0

As of or for the quarter ended 12/31/01

Largest Daily Online Equity Broker

4Q CY2001 Daily Online Equity Trades

164,068
148,000
110,000
69,351
Ameritrade & Datek
Schwab
E*TRADE
TD Waterhouse

Source: Company Reports

Ameritrade

DATEK

5

Largest Daily Online Equity Broker 4Q CY2001 Daily Online Equity Trades Source: Company Reports

Fastest Growing Account Base

Growth in Number of Total Online Accounts over Last 12 Months
641,766 / 30%
315,549 / 10%
157,000 / 5%
0
Ameritrade & Datek
E*TRADE
TD Waterhouse
Schwab

Ameritrade

DATEK

6

Fastest Growing Account Base Growth in Number of Total Online Accounts over Last 12 Months Source: Company reports Period ended 12/31/01 except TD Waterhouse period ended 10/31/01

Lowest Cost Producer

Operating Expense per Trade
(excludes advertising)
$9.36
$13.16
$33.05
$34.48
$89.66
Ameritrade & Datek (w/ synergies)
Ameritrade & Datek (no synergies)
TD Waterhouse
E*TRADE
Schwab

Ameritrade™ DATEK

7

Lowest Cost Producer Operating Expense per Trade (excludes advertising) Source: Derived from company reports Period ended 12/31/01 except TD Waterhouse period ended 10/31/01

Highest Operating Margin

53%
31%
23%
21%
9%
Ameritrade & Datek (w/ synergies)
Ameritrade & Datek (no synergies)
E*TRADE
Schwab
TD Waterhouse

Ameritrade

DATEK

8

Highest Operating Margin Source: Derived from company reports Quarter ended 12/31/01 annualized except TD Waterhouse quarter ended 10/31/01 annualized

Best in Class

Products and Services	Ameritrade	Datek	Ameritrade + Datek
Streaming Quotes	StreamMachine ™	Streamer ™	✓
Level II Quotes	Super StreamMachine ™	Level II Streamer ™	✓
Active Trader Software	TradeCast ™	Watcher Plus ™	✓
Direct Access Platform	Ameritrade Pro ™	Datek Direct ™	✓
Technical Analysis	Advanced Analyzer ™	MarketEdge ®	✓
Execution Guarantee	✓	✓	✓
Wireless / Touchtone / IVR	✓	x	✓
Streaming News	x	✓	✓
Complex Options Trading	✓	✓	✓
Personal Finance Center	✓	✓	✓

The Best in the Industry

Ameritrade

DATEK

9

The Best in the Industry

Best in Class

Personal Finance Center

?

?

?

Complex Options Trading

?

?

?

Technical Analysis

Advanced Analyzer ™

MarketEdge ®

?

Streaming News

?

?

x

Wireless / Touchtone / IVR

?

?

x

Products and Services

Execution Guarantee

?

?

?

Streaming Quotes

StreamMachine ™

Streamer ™

?

Level II Quotes

Super StreamMachine ™

Level II Streamer ™

?

Active Trader Software

TradeCast ™

Watcher Plus ™

?

Direct Access Platform

Ameritrade Pro ™

Datek Direct ™

?

Low Execution Risk

Comparable Client Bases - Active Trader Segment
Similar value proposition and price points
Commitment to superior client services and premium product tools
Client Integration Track Record: NDB.com
85 days from closing to successful conversion
98% of clients retained post-integration
Reversed from loss trend to 84% profit margin within 3 months after closing
Proven client communications model
Experienced integration team

Synergies & Successful Implementation

Ameritrade, Datek and the Private Equity Investors all studied and validated the synergies
Months of two-way detailed due diligence
Successful implementation of NDB.com translates into an experienced transition team
Clear and detailed roadmap will be created to successfully realize identified synergies

Potential Synergies

  Cost EPS
Current cost of servicing Datek clients* $311
Future cost of servicing Datek clients:
Marketing $70
Operations 32
Clearing 15
Other** 20
Total future Datek costs  137
Annualized synergies realizable  174
After-tax:
Annualized synergies realizable  100 $0.23
Actual synergies realizable FY03  $73 $0.17

In millions of dollars
*CY 2001
**Other includes content and quotes, technology, etc.

Earnings Guidance

Stand-alone earnings ($M):
Ameritrade   $28  $28  $28
Datek   28  32   32
    56  60   60

After-tax synergies*   4  73   100
Total net income   60  133  160

Diluted Earnings per share  $0.14  $0.30   $0.36

FY 2002

FY 2003

Annualized
Synergies

Assumes no improvement in operating environment.

Liquid Assets $82* $122
Tangible Assets 89 149
 171 271
Convertible 48 48
Bank Debt   0* 0

Capitalized for Growth

Balance Sheet:

AMTD
12/31/01

Pro forma combined

In millions
*Net of $12 million bank debt paid in January 2002

Enhanced Ownership and Liquidity

Simplify capital structure; single class of common stock for all shareholders
Adds respected private equity partners to Ameritrade

Ricketts Family 27.6%
Bain Capital 10.7
TA Associates 9.0
Silver Lake Partners 7.7
Groupe Arnault 4.8
Advent 3.1
Total 62.9%

Selected Pro Forma Ownership

April 8, 2002 Setting the Standard in Online Brokerage